UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into of a Material Definitive Agreement

As previously reported, in April 2022, Global Cord Blood Corporation (the “Company”) entered into a series of Stock Purchase Agreements, each dated April 29, 2022 (the “SPAs” and, collectively, the “SPA”), between the Company and the holders of approximately 95% of the outstanding shares of common stock (the “CLK Shares”) of Cellenkos, Inc., a Delaware corporation (“Cellenkos”) providing for the acquisition by the Company of such CLK Shares (the “CLNK Acquisition”), subject to the satisfaction or waiver of customary closing conditions set forth in the SPA in exchange for an aggregate of approximately 65.7 million of the Company’s ordinary shares of US$0.0001 par value per share (the “Ordinary Shares”).

On June 27, 2022, the Company and the counterparties to each of the SPAs entered into an amendment thereto providing that the date by which such acquisition shall have been consummated in order to avoid the terminability thereof by either of the parties shall be extended from June 28, 2022 to July 28, 2022. The foregoing is a summary of the material provisions of such first amendment and this summary is qualified in its entirety by reference to the form of first amendment to Stock Purchase Agreement, which is incorporated by reference in its entirety herein and a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 4.1.

The CLNK Acquisition and the possibility of its completion is the subject of pending legal proceedings brought by Blue Ocean Structure Investment Company Limited (“Blue Ocean”) against, among others, the Company. Among other things, completion of the CLNK Acquisition is currently prohibited by an interim injunction obtained by Blue Ocean on May 12, 2022 (as varied). The Company cautions its shareholders and others considering trading its ordinary shares that the status of the CLNK Acquisition is still the subject of legal proceedings.

Exhibits

Exhibit No.	Description
4.1	Form of First Amendment to Stock Purchase Agreement each dated as of June 27, 2022 by and among the Company, Cellenkos, Inc. and the stockholders of Cellenkos party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 27, 2022